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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Franklin Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    35252P105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  May 13, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                                Page 1 of 9 pages

CUSIP No.  35252P105

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)|_|..................................................................
              ------------------------------------------------------------------

        (b)|_|..................................................................
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     Delaware.......................
                                              ----------------------------------
--------------------------------------------------------------------------------

                 7.    Sole Voting Power       240,327..........................
                                          --------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.    Shared Voting Power        0.............................
Beneficially                                ------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power     240,327.......................
Person With:                                   ---------------------------------
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power       ..........................
                                                --------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    240,327.
                                                                      ----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................
                               -------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)     23.56%...........
                                                            --------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

        IA......................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
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                                Page 2 of 9 pages

CUSIP No.  35252P105

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)|_|..................................................................
              ------------------------------------------------------------------

        (b)|_|..................................................................
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     USA............................
                                              ----------------------------------
--------------------------------------------------------------------------------

                 7.    Sole Voting Power       240,327..........................
                                          --------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.    Shared Voting Power        0.............................
Beneficially                                ------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power     240,327.......................
Person With:                                   ---------------------------------
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power      0..........................
                                                --------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    240,327.
                                                                      ----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................
                               -------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)     23.56%...........
                                                            --------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

        IN/HC...................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

Item 1     Security and Issuer

           This statement relates to the Class A Common Stock, $1.00 par value ("Common Stock"), issued by Franklin Capital Corp. ("FCC"), a Delaware Corporation. The address of the principal executive offices of FCC is 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2     Identity and Background

           Name: Ault Glazer & Company Investment Management LLC ("Adviser") Place of Organization: Delaware
           Principal Business: Investment Adviser
           Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: Milton C. Ault, III ("Ault")
           Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: United States

           Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock is indirect as a result of Ault's control of Adviser.

Item 3     Source and amount of Funds or other Consideration

           The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $1,073,243.50. Such amount was derived from advisory client accounts.

Item 4     Purpose of Transaction

           The Reporting Persons have concerns regarding the ability and willingness of current FCC management to maximize shareholder value. Adviser intends to recommend that FCC management work with Adviser to unlock what Adviser believes to be the true shareholder value of FCC. Adviser may recommend that FCC management effect one or more of the following changes: an extraordinary corporate transaction (which could include the sale or spinoff of one or more of FCC's business lines); a change in the present board of directors or management of FCC; a sale or transfer of a material amount of assets of FCC; a material change in the present capitalization or dividend policy of FCC, and a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

           Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

           Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
           Schedule 13D.

Item 5     Interest in Securities of the Issuer

           (a) As of May 14, 2004, the Reporting Persons directly or indirectly beneficially owned 240,327 shares, or 23.56%, of Common Stock of FCC (the percentage of the shares of Common Stock owned is based on 1,020,100 shares of Common Stock outstanding as of March 9, 2004, as reported by FCC in its Form 10-Q filed on March 30, 2004).

               (1) Adviser owned 240,327 shares (23.56%)

               (2) Ault owned 240,327 shares (23.56%)

           (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

           (c) A list of transactions in the past 60 days.

--------------------- ------------ --------------- ------------- ---------------
        Party             Date      Amount Bought    Price per     Where & How
                                       (Sold)          Share         Effected
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         200           4.930       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         400           4.970       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         300           4.990       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04        8,100          5.000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         200           5.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         100           5.150       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         500           5.650       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         200           5.780       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04        1,000          5.830       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04        1,800          5.900       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04         700           5.910       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/14/04        2,300          5.950       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04       13,000          3.000       Open market
--------------------- ------------ --------------- ------------- ---------------

--------------------- ------------ --------------- ------------- ---------------
        Party             Date      Amount Bought    Price per     Where & How
                                       (Sold)          Share         Effected
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         100           3.050       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,500          3.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         100           3.150       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         100           3.190       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         600           3.200       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         100           3.300       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,200          3.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          3.530       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          3.600       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         300           3.650       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        6,000          3.730       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          3.850       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          3.970       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        3,000          3.990       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        5,900          4.000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04       11,600          4.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          4.220       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          4.240       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         200           4.250       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         800           4.300       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          4.360       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,200          4.400       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         800           4.450       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,200          4.650       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          4.690       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,100          4.700       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,000          4.710       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,200          4.750       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,600          4.800       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          4.880       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,500          4.900       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         200           4.950       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        6,400          5.000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,000          5.010       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,500          5.050       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,600          5.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         200           5.120       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        1,500          5.200       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,300          5.250       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,500          5.260       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         300           5.270       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         300           5.280       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        3,100          5.290       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,800          5.300       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        3,700          5.350       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04       10,000          5.400       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         900           5.450       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04         700           5.480       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/13/04        2,627          5.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         200           1.580       Open market
--------------------- ------------ --------------- ------------- ---------------

--------------------- ------------ --------------- ------------- ---------------
        Party             Date      Amount Bought    Price per     Where & How
                                       (Sold)          Share         Effected
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           1.620       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           1.700       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           1.780       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         200           1.790       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         200           1.820       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,300          2.400       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         100           2.450       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,000          2.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         200           2.520       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         800           2.600       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          2.700       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           2.750       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           2.800       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          2.900       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,400          3.400       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         200           3.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           3.510       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,700          3.600       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           3.700       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           3.730       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          3.740       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          3.750       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          3.800       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,000          3.810       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,500          3.850       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           3.950       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,200          4.050       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        5,000          4.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.200       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.220       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.240       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.250       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        3,000          4.300       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,000          4.350       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,800          4.400       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.420       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        3,200          4.480       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        4,000          4.600       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,900          4.700       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,600          4.800       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.820       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          3.850       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           3.950       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         600           4.000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,400          4.100       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         700           4.200       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          4.230       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,500          4.250       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         500           4.350       Open market
--------------------- ------------ --------------- ------------- ---------------

--------------------- ------------ --------------- ------------- ---------------
        Party             Date      Amount Bought    Price per     Where & How
                                       (Sold)          Share         Effected
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,000          4.900       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          5.150       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          5.250       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        2,000          5.350       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          5.500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04        1,000          5.550       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         400           5.850       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         600           6.000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04         300           4.320       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04       24,100         3.8654       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/12/04       30,300         4.0266       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04         500          1.3000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04        4,500         1.4000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04       20,000         1.5000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04         200          1.1500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04         600          1.2000       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04         400          1.2500       Open market
--------------------- ------------ --------------- ------------- ---------------
Adviser                 05/11/04         500          1.4500       Open market
--------------------- ------------ --------------- ------------- ---------------


           (d)        Not Applicable

           (e)        Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Ault controls and manages the Adviser who makes voting and dispositive decisions for its investment advisory clients.

Item 7     Material to Be Filed as Exhibits

           Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 18, 2004
                                      Ault Glazer & Company Investment
                                      Management LLC

                                        /s/ Milton C. Ault
                                      ------------------------------------------
                                      Milton C. Ault, III, Managing Member

                                      Milton C. Ault, III

                                        /s/ Milton C. Ault
                                      ------------------------------------------

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  May 18, 2004

                                      Ault Glazer & Company Investment
                                      Management LLC

                                        /s/ Milton C. Ault
                                      ------------------------------------------
                                      Milton C. Ault, III, Managing Member

                                      Milton C. Ault, III

                                        /s/ Milton C. Ault
                                      ------------------------------------------